SECURE COMPUTING CORPORATION

4810 Harwood Road

San Jose, CA 95124

(408) 979-6100

PRIVILEGED AND CONFIDENTIAL

SUBMITTED VIA EDGAR

December 21, 2006

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Christine Davis

Re: Secure Computing Corporation

Response to SEC Review Comments dated 12/7/06

Commission File No: 000-27074

Dear Gentlemen,

This letter is in response to a letter dated December 7, 2006 to Secure Computing Corporation (“Secure” or the “Company”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005, Form 10-Q for the Fiscal Quarter Ended September 30, 2006 and Form 8-K filed November 7, 2006.

Form 10-K for Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1.	In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the increase in revenues in fiscal 2005, but give no indication as to the relative impact of each factor. We further note that in your Form 10-Q for the period ended September 30, 2006 you disclose that the CyberGuard acquisition contributed to the increase in revenue but do not provide quantification of the impact of the acquisition. Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

Company Response: In the MD&A section of the 2005 Form 10-K we disclosed that “the increase in total revenues in 2005 was driven by growth across all product lines.” We considered Section III.D of SEC Release No. 33-6835 and did not specifically quantify the increase in revenue from each product line because the relative percentage of each product remained materially the same (i.e. there was not a significant change in the product mix of our business). We compared the relative % that each product contributed to revenue in both 2004 and 2005 and noted the following:

(as a % of total revenue)	2004	2005
Security Appliance revenue -	47%	48%
Authentication revenue -	20%	21%
Web filtering revenue -	33%	31%

Total	100%	100%

Further, in the Executive Overview section of the MD&A we disclosed that “for the full year 2005 security appliance revenue was 48% of total revenue, authentication revenue was 21% of total revenue and Web filtering revenue was 31% of total revenue.” Prospectively, we will continue to make this disclosure in the Executive Overview section, and in addition, in the Results of Operations section we will provide this expanded quantitative disclosure of the change in revenue on an individual product basis, similar to the analysis provided here.

We have also considered Section III.D of SEC Release No. 33-6835 in our analysis and disclosure of the various cost and expense items discussed in the Results of Operations section of the MD&A. We provide further comment on each element as follows:

•	Cost of Revenues and Gross Profit – We have provided specific disclosure for the increases/decreases in both Product gross profit as well as Services gross profit.

•	Selling and marketing expense increased 4%, or $1.5 million (2% of total operating expense). We have qualitatively disclosed the reasons for the increase but have not provided the quantitative disclosure breakdown due to immateriality on both a total and individual basis.

•	Research and development increased 5%, or $800,000 (1% of total operating expense). We have qualitatively disclosed the reasons for the increase but have not provided the quantitative disclosure breakdown due to immateriality on both a total and individual basis.

•	General and administrative expenses increased 11%, or $700,000 (1% of total operating expense). We have qualitatively disclosed the reasons for the increase but have not provided the quantitative disclosure breakdown due to immateriality on both a total and individual basis.

In the MD&A section of our Form 10-Q for the Quarter ended September 30, 2006 we disclosed that the CyberGuard acquisition (which closed on January 11, 2006) positively impacted both our Network Gateway Security revenue and our Web Gateway revenue results. It was our intent that this statement would imply that the vast majority of the noted increase was due to the inclusion of the CyberGuard product line sales in the 2006 results. The actual results are as follows:

•	Network Gateway Security solutions revenue increased 86% as a result of the CyberGuard acquisition. Network Gateway Security solutions revenue increased 97% in total including the impact of the acquisition.

•	Web Gateway Security solutions revenue increased 15% as a result of the acquisition. Web Gateway Security solutions revenue increased 39% in total including the impact of the acquisition.

Prospectively we will provide further quantification and disclosure of the impact of the acquired product lines in relation to our total increase/decrease in revenue.

Financial Statements

Note 14. Segment Information, page 56

2.	We note the disclosure on page 6 indicating that you have various product lines. Separately, we note your discussion in MD&A refers to how certain product lines impacted revenues. In view of these disclosures, please tell us what consideration you have given to quantifying revenue by product line in accordance with paragraph 37 of SFAS 131.

Company Response: Paragraph 37 of SFAS 131 requires an enterprise having a single reportable segment to report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. Each of our products is designed to meet our customers’ need to protect access to their networks and applications. Network and application access control can be accomplished in a variety of ways dependent upon a customer’s preferences and the specific topography of their networks. Our products are geared to work independently or in conjunction with each other to provide single or multiple layers of access control. For example, our Network Gateway Security Appliance can provide Web Filtering and be the gateway for the Authentication call in addition to it's principal functionality. Because of the similar end use of our products, we consider our complete line of products to be a “group of similar products and services” and therefore have not provided a break-out of the individual product line revenues as part of our SFAS 131 disclosures.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page 6

3.	We note your disclosure on page 6 that “for arrangements containing multiple elements where vendor specific objective evidence of fair value does not exist for all undelivered elements, we defer revenue for the delivered and undelivered elements and then recognize revenue on all elements over the service period.” Your disclosures appear to indicate that you may have more than one undelivered element for which you do not have VSOE. Please describe the elements included in these multi-element arrangements and identify the elements for which you have not established VSOE. As part of your response, please tell us how your policy complies with paragraph 12 of SOP 97-2. Also, tell us whether your accounting for these arrangements has changed since your prior quarter. In this regard, we note that the disclosures on page 6 of your Form 10-Q for the quarter ended June 30, 2006 indicate that you defer revenue from these arrangements until all elements have been delivered.

Company Response: A majority of our multiple element arrangements are composed of product (hardware and software) and post-contract customer support (PCS). In addition, subscription-based products, installations and training services may also be included.

Instances in which we cannot establish VSOE of fair value for an undelivered element in a multiple element arrangement can be grouped into four categories. We have outlined these categories below:

1.	Subscriptions in which we did not have any historical instances of a comparable term (# of months) being sold separately. The total value of orders in which this occurred for the three months ended September 30, 2006 and the nine months ended September 30, 2006 was $209,000 and $750,000, respectively.

2.	Post-contract customer support (PCS) in which we did not have any historical instances of a comparable term (# of months) being sold separately. The total value of orders in which this occurred for the three months ended September 30, 2006 and the nine months ended September 30, 2006 was $219,000 and $1.1 million, respectively.

3.	PCS in which the historical prices for comparable support were not within a tight range (i.e. less than 85% of the transactions fell within the median range of +/- 15%); therefore, VSOE of fair value did not exist for the element. The total value of orders in which this occurred for the three and nine months ended September 30, 2006 was $270,000.

4.	CipherTrust subscriptions and PCS in which the historical prices for comparable support were not within a tight range (i.e. less than 85% of the transactions fell within the median range of +/- 15%); therefore, VSOE of fair value did not exist. The total value of orders in which this occurred for the three and nine months ended September 30, 2006 was approximately $11.0 million.

Our policy complies with paragraph 12 of SOP 97-2 as follows. In the instances we have described above in which we did not have sufficient VSOE of fair value, all revenue from the arrangement was deferred. In that regard, our accounting policy for these arrangements has not changed. As you note, we changed the wording of our disclosure in our Form 10-Q for the fiscal quarter ended September 30, 2006. The reason for this change was to provide disclosure that better describes our application of SOP 97-2. Since the only undelivered elements in which we have not been able to establish VSOE of fair value have been subscription and PCS elements, we have recognized the entire fee ratably over the service period in compliance with paragraph 12 of SOP 97-2.

Form 8-K Filed November 7, 2006

4.	We note that DSO increased to 106 days in the quarter ended September 30, 2006 from the 71 days in the quarter ended June 30, 2006. Please describe, in reasonable detail, the reasons for this increase. As part of your response, provide us with a quarterly analysis of revenue, accounts receivable, DSO and deferred revenue during 2005 and 2006 and explain any significant fluctuations shown by this analysis. In addition, describe any changes in your revenue recognition or collections policies or changes in credit or other sales terms that occurred during these periods that may have affected the results of your analysis.

Company Response: DSO increased to 106 days in the quarter ended September 30, 2006 from 71 days in the quarter ended June 30, 2006 due to a significant increase in the portion of our billings for the third quarter of 2006 which were deferred as compared to prior periods. This increase is directly related to our acquisition of CipherTrust on August 31, 2006. As a result of applying our accounting policies related to revenue recognition, specifically on establishing VSOE of fair value, we are required to defer the revenue from CipherTrust billings, and recognize the revenue over the service period of the undelivered elements. As a result, our accounts receivable balance at September 30, 2006 had grown significantly faster than our reported revenue for the quarter, resulting in a significantly higher DSO calculation.

Following is a quarterly analysis of revenue, accounts receivable, DSO and deferred revenue during 2005 and 2006 (in thousands):

	Q3 2006		Q2 2006	Q1 2006		Q4 2005		Q3 2005	Q2 2005	Q1 2005
Accounts receivable, net	51,733	(A)	30,527	30,947		29,795		23,881	20,717	19,246
Revenue	43,748	(B)	38,746	42,617	(E)	30,233		27,249	26,113	25,579
DSO	106	(C)	71	65	(F)	89	(H)	79	71	68
Deferred revenue	95,197	(D)	68,329	64,912	(G)	39,063		34,452	31,295	29,257

(A)	The $21.2 million increase in accounts receivable at September 30, 2006 from June 30, 2006 is due to the inclusion of September billings from CipherTrust, of $11.0 million, and an organic increase in Secure billings of $10.0 million.

(B)	The increase in revenue in Q3 2006 from Q2 2006 is primarily due to an organic increase in Secure billings from $40.5 million in Q2 2006 to $50.5 million in Q3 2006.
(C)	See the first paragraph of our response to this comment for a full explanation of the increase in DSO from 71 at June 30, 2006 to 106 at September 30, 2006.
(D)	The $26.9 million increase in deferred revenue in Q3 2006 from Q2 2006 was driven by the acquired CipherTrust deferred revenue balance of $10.4 million, an increase in historical Secure Computing components of $6.9 million, and an increase in CipherTrust deferred revenue for the month of September of $9.6 million.
(E)	The increase in revenue in Q1 2006 from Q4 2005 is primarily due to an increase in billings from CyberGuard, which was acquired on January 11, 2006.
(F)	The decrease in DSO is due to a larger than normal portion of quarterly billings occurring in the first month of the quarter, and therefore collected by the end of the quarter. A large product order that was partially shipped in Q4 2005 (see Note H below) was completed and shipped in early Q1 2006. The payment for this order was collected in full in Q1 2006.
(G)	The $25.8 million increase in deferred revenue from Q4 2005 to Q1 2006 is primarily due to the inclusion of the fair value of the acquired deferred revenue balance of $26.8 million from the CyberGuard acquisition.
(H)	The increase in DSO is due to a portion of a very large authentication order being fulfilled and shipped near the end of the quarter, therefore pushing a larger than normal percentage of our billings to the back end of the quarter and sitting in accounts receivable at December 31, 2005. Although the order was received in the first month of Q4, the order volume required 2 months lead time to assemble and prepare for partial shipment.

Please note, there were no changes in our revenue recognition or collection policies, or changes in credit or other sales terms that occurred during these periods that affected the changes in DSO.

5.	We note your disclosures under the heading “Current Outlook.” You indicate that your expected loss for the fourth quarter will include a purchase accounting deferred revenue write-down and VSOE adjustments impacting revenue recognized from CipherTrust. Please explain, in reasonable detail, the nature of these adjustments. As part of your response, refer to the authoritative literature that supports your accounting.

Company Response: We believe that the impact of the two items mentioned in your comment above, are not reflective of how we view our operating performance and so we have excluded them when presenting non-GAAP Outlook guidance. Following is a full description of these two items.

Purchase accounting deferred revenue write-down - In accordance with EITF 01-3 Accounting in a Business Combination for Deferred Revenue of an Acquiree, we determined the fair value of acquired deferred revenue resulting from the acquisition of CipherTrust. As a result of this analysis, the fair value of deferred revenue was significantly less than book value (a write-down of 66%). Therefore, revenue recognized from this deferred revenue balance is much lower than it would have been at book value which negatively impacts short-term future earnings.

VSOE adjustments impacting revenue recognized from CipherTrust – We do not have VSOE of fair value on CipherTrust elements. Our Q4 earnings outlook as referenced in our Form 8-K is negatively impacted by our inability to establish VSOE of fair value. Since revenue from delivered elements is deferred to future periods in accordance with paragraph 12 of SOP 97-2 but the expenses required to run the business continue to be recognized within the period incurred, Secure will recognize a negative impact to earnings until the point in which we are able to establish VSOE of fair value.

6.	With regard to your presentation of non-GAAP measures we have the following comments. Please provide prospective disclosures responsive to each of our concerns along with your response.

a.	We believe that non-GAAP operating statement columnar format appearing in your earnings release furnished on form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Company Response: Upon further consideration of our presentation of non-GAAP information and considering your feedback above, prospectively we will not include a columnar reconciliation of GAAP to non-GAAP statement of operations but will provide all non-GAAP information in a format that does not convey undue prominence and includes additional explanation for the use of such measures, in accordance with Item 10 of Reg S-K. As an example of the format we will use prospectively, the following is a presentation of the non-GAAP net loss furnished for the three months ended September 30, 2006. Although we are not providing the presentation of this information for the nine month period ended September 30, 2006, it is our intent that prospectively we would also use the following format for the year-to-date information, with detailed descriptions.

	Three Months Ended September 30,
	2006	2005
NET (LOSS)/INCOME:
GAAP Net (Loss)/Income	$(7,291)	$5,792
Stock-based compensation (A)	3,336
Amortization of acquired intangibles (B)	3,359	129
One-time severance and write-offs (C)	1,568
Tax impact of NOL utilization (D)	1,029	—

Non-GAAP Net Income	$2,001	$5,921

(A)	Stock-based compensation. Consists of expenses for employee stock options, restricted stock units, and employee stock purchase plan determined in accordance with SFAS 123(R), which was effective for Secure as of January 1, 2006. We exclude these stock-based compensation expenses because they are non-cash expenses that we believe are not reflective of how we view our operating performance. Further, we believe it is useful to investors to understand the impact of the application of SFAS 123(R) to our results of operations. For the three months ended September 30, 2006 and 2005, stock-based compensation was allocated as follows:

	Three Months Ended September 30,
	2006	2005
Cost of Revenues	$279	$—
Selling and Marketing	706	—
Research and Development	1,863	—
General and Administrative	488	—

Total Stock-Based Compensation Expense	$3,336	$—

(B)	Amortization of acquired intangibles. The amounts recorded as amortization of acquired intangibles arise from prior acquisitions and are non-cash in nature. We exclude these expenses because we believe they are not reflective of how we view our operating in the period incurred and not directly related to the operation of our business. For the three months ended September 30, 2006 and 2005, amortization of intangibles was allocated as follows:

	Three Months Ended September 30,
	2006	2005
Cost of Revenues	$1,049	$—
Operating Expenses	2,310	129

Total Amortization Expense	$3,359	$129

(C)	One-time severance and write-offs. These amounts arise from severance due to acquisition related restructurings and the write-off of an asset that was deemed to be fully impaired as a result of our recent acquisition of CipherTrust. We exclude these expenses because we believe they are not reflective of how we view our operating performance in the period incurred and are not recurring in nature. For the three months ended September 30, 2006 and 2005, one-time severance and write-offs was allocated as follows:

	Three Months Ended September 30,
	2006	2005
Selling and Marketing	$1,533	$—
General and Administrative	35	—

Total Severance and write-off Expense	$1,568	$—

(D)	Tax impact of NOL utilization. These amounts represent the impact from the utilization of purchased net operating loss carry forwards. We exclude these expenses because they are non-cash expenses that we believe are not reflective of how we view our operating performance.

In addition, in future earnings releases we will expand our discussion of the use of non-GAAP financial measures to read as follows: “Secure Computing provides financial statements that are prepared in accordance with GAAP. In addition, this press release also provides financial measures of results of operations that are not calculated in accordance with GAAP. Our non-GAAP results are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. Management also believes that these non-GAAP financial measures enhance the investors’ ability to evaluate the company’s operating results and to compare current operating results to historical operating results”.

b.	Within your description of financial highlights for the third quarter we note your presentation of numerous non-GAAP performance measures followed by a brief discussion of your use of certain non-GAAP measures. For each non-GAAP measure presented in the highlights section, tell us how you determined compliance with each of the requirements of Item 10(e)(i) of Regulations S-K and each of the bullet points set forth in the answer to Question 8 of the FAQ. Tell us what consideration you have given to providing substantive disclosure of the economic substance behind your decision to use these non-GAAP measures, why you believe the measures provide investors with valuable insight into your operating results, and why it is useful to an investor to exclude each of the items for which adjustments are made. Additionally, tell us why you have not provided any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. We believe that detailed disclosures should be provided for each adjustment to your GAAP results. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Please explain to us how you believe your current disclosure meets these requirements.

Company Response: In our description of quarterly financial highlights we present four non-GAAP performance measures: non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, and non-GAAP net income. It was our intent that the information provided gave investors valuable insight into our operating results and that it was readily apparent that this presentation is used by management and would be useful to the reader. Upon further consideration of the requirements of Item 10 of Regulation S-K and Question 8 of the SEC’s FAQ regarding use of non-GAAP financial measures, further disclosure for non-GAAP performance measurements will be provided on a prospective basis as discussed in our response to your comment number 6(a) above.

c.	We note that you have excluded various items, including litigation settlement costs, integration costs and the impact of non-cash tax expense/benefit however you do not provide disclosures describing each of the items. Please note that your disclosure should clearly describe each item excluded and quantify the impact of each adjustment. Tell us what consideration you have given to providing this disclosure.

Company Response: Upon further consideration of the requirements of Item 10 of Regulation S-K and Question 8 of the SEC’s FAQ regarding use of non-GAAP financial measures, further disclosure for each of these measurements will be provided on a prospective basis as discussed in our response to your comment number 6(a) above.

7.	With regard to your presentation of non-GAAP measures that exclude the impact of the CipherTrust acquisition, please address the following:

a.	Tell us how you considered Regulation G, Item 10(e)(1)(i) of Regulation S-K, and Question 8 of the FAQ. In this regard, it does not appear that you have provided the required reconciliations, explained why excluding the impact of the acquisition is useful or provided any substantive disclosure that addresses the various disclosures in Question 8 of the FAQ.

Company Response: See our response to your comment number 7(b) below. In addition, and in consideration of Item 10(e)(1)(i), we believe that an investor reading the furnished press release, financial statements, and reconciliation of GAAP to non-GAAP financial information would understand the quantitative impact of the CipherTrust information being excluded. In future quarters we expect to include the full quarter results of the CipherTrust business in our reported financial measures.

b.	Please explain to us, in reasonable detail, why you believe that excluding the impact of the CipherTrust acquisition is useful to an investor. In this regard, it is unclear to us why it would be useful to exclude an acquisition that will have a recurring impact on your operating results.

Company Response: Our reason for excluding the impact of the CipherTrust acquisition is two-fold. On July 26, 2006, when we furnished Outlook guidance information for the third quarter, we were unable to anticipate the closing date of the CipherTrust acquisition and the impact the CipherTrust business would have on our results for the third quarter. Therefore, we specifically stated that our Outlook guidance excluded any impact from the pending CipherTrust acquisition. The financial analysts that follow Secure Computing set their expectations based upon this guidance. Thus, in order for them to measure our performance against expectations, and for comparative purposes, it was important that we provide the actual results consistent with this guidance.

Secondly, we have excluded the impact of the CipherTrust acquisition because the closing date of the acquisition was August 31, 2006, therefore the results of operations for CipherTrust, represent one month of activity. We believe that excluding this information for the third quarter provides the investment community with a set of financial measures that are useful in comparing to historical information. We believe that the inclusion of only one month of results for CipherTrust during the third quarter may lead an investor to believe that the results for one month are indicative of one-third of a quarter’s results, which is not the case, especially in light of the fact that a significant portion of the CipherTrust billings occur in the third month of a quarter (similar to most companies in this industry).

It has been our intent that the exclusion of the one month impact of the CipherTrust acquisition would only be disclosed for the fiscal quarter ended September 30, 2006. In future quarters we expect to include the full quarter results of the CipherTrust business in our reported financial measures.

c.	We note that the inconsistent method of presentation could be confusing to an investor. In this regard, we note that sometimes you disclose “Including the results of CipherTrust, third quarter non-GAAP was” and other time you disclose “Excluding the results of CipherTrust, third quarter non-GAAP was”. Please consider revising your disclosures to provide a consistent presentation.

Company Response: We have considered your feedback and prospectively we will use consistent language in our presentation of non-GAAP information. Additionally, see our response to your comment number 7(a) and (b) above.

You may contact the undersigned with questions.

Very truly yours,

/s/ Tim Steinkopf
Tim Steinkopf
Senior Vice President and Chief Financial Officer